Rogers Cable Inc.

The following earnings release for Rogers Communications Inc. (the parent company to Rogers Cable Inc.) contains financial and operating information for the quarter and year ending December 31, 2002 for Rogers Cable Inc.

Rogers Communications Reports Strong Fourth Quarter 2002 Results
Highlights of the fourth quarter of 2002 included the following:
Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2002
Reconciliation to Net Income (Loss)
Workforce Reduction Costs
Depreciation and Amortization
Interest on Long-Term Debt
Gain on Disposition of AT&T Canada Deposit Receipts
Gain on Repayment of Long-Term Debt
Writedown of Investments
Income (Losses) from Investments Accounted for by the Equity Method
Foreign Exchange
Income Taxes
Net Income (Loss) and Net Income (Loss) Per Share
Rogers Cable
Cable Revenue
Cable Operating Expenses
Cable Operating Profit
Segmented Reporting of Cable Results
Cable Subscriber Results
Cable, Property, Plant and Equipment Expenditures
Rogers Wireless
Wireless Voice Subscriber Results
Messaging and Data Services
Wireless Operating Expenses
Wireless Property, Plant and Equipment Expenditures
Rogers Media
Stock-Based Compensation
Liquidity and Capital Resources
Guidance
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Consolidated Statements of Deficit
Supplemental Information
Investments, at cost
Calculation of Earnings (Loss) Per Share
Long-Term Debt
Shareholders’ Equity
Stock-Based Compensation Pro Forma
Segmented Information
Cautionary Statement Regarding Forward Looking Information
Audited Consolidated 2002 Financial Statements
About the Company
Quarterly Investment Community Conference Call
Exhibit 99.1

Rogers Communications Reports Strong Fourth Quarter 2002 Results

Revenue up 12.3% and Operating Profit up 26% With Solid Performances across
Cable, Wireless and Media Businesses

TORONTO (February 14, 2003) — Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the fourth quarter and year ended December 31, 2002.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended December 31,	2002	2001	% Change

Operating revenue	1,166,997	1,039,425	12.3
Operating profit (1)	303,460	240,774	26.0
Net income (loss) (2)	698,154	(173,741)	—
Net income (loss) per share	3.22	(0.88)	—
Net income (loss) (excl. non-recurring items) (3)	(88,275)	(119,737)	(26.3)
Net income (loss) per share (excl. non-recurring items)	(0.46)	(0.63)	(27.0)
Property, plant and equipment expenditures	389,925	405,101	(3.7)

Year Ended December 31,	2002	2001	% Change

Operating revenue	4,323,045	3,912,656	10.5
Operating profit (1)	1,141,614	952,521	19.9
Net income (loss) (2)	312,032	(464,361)	—
Net income (loss) per share	1.05	(2.56)	—
Net income (loss) (excl. non-recurring items) (3)	(362,956)	(425,601)	(14.7)
Net income (loss) per share (excl. non-recurring items)	(2.11)	(2.37)	(11.0)
Property, plant and equipment expenditures	1,261,983	1,420,747	(11.2)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to the net income (loss) under GAAP.

(2)	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s operating results for the three months and year ended December 31, 2001, have been restated to decrease the loss for the three months December 31, 2001 from the previously reported loss of $176.2 million and increase the loss for the year ended December 31, 2001 from the previously reported loss of $434.3 million.

(3)	Non-recurring items for the periods presented are as follows. Further information on these items can be found in the “Reconciliation to Net Income (Loss)” section.

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands)	2002	2001	2002	2001

Net income (loss) as reported	$698,154	$(173,741)	$312,032	$(464,361)
Workforce reduction costs	5,850	13,078	5,850	13,078
At Home termination costs	—	43,974	—	43,974
Cablesystem integration costs	—	—	—	16,462
Gain on disposition of AT&T Canada Deposit Receipts	(904,262)	—	(904,262)	—
Wireless CRTC contribution liabilities	—	—	6,826	—
Wireless change in estimates of sales tax liability	—	—	(19,157)	—
Loss (gain) on sale of assets and investments	2,627	(16,380)	565	(23,253)
Gain on sale of subsidiary	—	(52,807)	—	(86,198)
Writedown of investments	78,855	61,200	300,984	61,200
Gain on repayment of long-term debt	(8,237)	—	(10,117)	—
Future income tax recovery	—	—	(116,500)	—
Charges to equity losses	34,713	—	50,185	—
Other	4,025	4,939	10,638	13,497

Net income (loss) excluding non-recurring items	$(88,275)	$(119,737)	$(362,956)	$(425,601)

Highlights of the fourth quarter of 2002 included the following:

•	Operating revenue grew 12.3% continuing the trend of year-over-year revenue growth with 13.6% growth at Cable, 15.5% growth at Wireless and 9.8% growth at Media.

•	Consolidated operating profit grew 26.0% year-over-year, with 17.8% growth at Cable, 34.6% growth at Wireless and 35.8% growth at Media.

•	Basic cable customer net activations were approximately 9,400 in the fourth quarter reversing the trend in earlier quarters of 2002 in which the Company experienced basic cable subscriber losses.

•	Internet subscriber growth was strong, with approximately 45,200 net subscribers added to the broadband Internet product offerings in the fourth quarter. Year-over-year, Internet subscriber levels have increased by 33.5% to reach approximately 639,400 at year end.

•	Digital cable subscribers (households) increased by 129,400, or 47.6%, year-over-year to reach 401,500 at year end supported by an increase of 32,500 subscribers in the fourth quarter.

•	Cable’s bundled offers introduced earlier in 2002, which combined digital cable and Internet, contributed to the Internet and digital subscriber increases during the fourth quarter, as well as contributing to lower churn levels for both products.

•	Wireless postpaid net activations of 123,100 voice subscribers in the fourth quarter represented an increase of 65.9% from the previous year, driven by the combination of increased gross activations and lower churn levels. Average monthly postpaid churn for the fourth quarter declined to 2.10% from 2.40% the previous year.

•	Postpaid wireless voice net additions in the quarter represented 83.9% of total wireless voice net additions, an increase from 41.2% in the fourth quarter of 2001.

•	Wireless continued with its strategies of emphasizing its higher value postpaid products and selling prepaid handsets at higher price points, resulting in 23,700 net prepaid additions, an 82.3% decline in net prepaid additions from the fourth quarter of 2001.

•	During the quarter, the CRTC finalized the 2002 contribution rate at a rate of 1.3% of contribution eligible Wireless revenues, retroactive to January 1, 2002. This compares favourably to the interim rate of 1.4%. The interim rate for 2003 was also established at 1.3%.

•	Revenue at the Media division increased 9.8% over the fourth quarter of the previous year due largely to the success of the newly launched OMNI.2 multicultural television station, the 13 radio stations acquired in April 2002, and the consolidation of a full quarter of growing year-over-year revenue at Sportsnet.

•	The Company sold its 25 million AT&T Canada Deposit Receipts and finalized the unwinding of equity instruments with respect to the previous monetization of the AT&T Canada investment resulting in an accounting gain of $904.3 million in the fourth quarter.

“We ended a good year with a strong fourth quarter across all of our business units,” said Rogers Communications Inc., President and CEO, Ted Rogers. “Cable’s revenue and subscriber results reflect the success of its bundling initiatives while its operating profit growth has also benefited from continued tightening of its cost structure. The strong revenue and operating profit growth at Wireless reflect its disciplined fiscal and sales and marketing focuses and represent its fifth consecutive quarter of double digit year-over-year operating profit growth. The combination of Media’s category-leading brands and continued focus on cost management delivered another respectable quarter and positions it very well for continued growth as the economy strengthens. We enter 2003 with all of our businesses extremely well positioned strategically in their respective markets and well financed for future success.”

Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2002

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating revenue
Cable	422.4	371.8	50.6	13.6	1,596.4	1,433.0	163.4	11.4
Wireless	525.7	455.3	70.4	15.5	1,965.9	1,753.1	212.8	12.1
Media	233.0	212.2	20.8	9.8	810.8	721.7	89.1	12.3
Corporate items and eliminations	(14.1)	0.1	(14.2)	—	(50.0)	4.9	(54.9)	—

Consolidated operating revenue	1,167.0	1,039.4	127.6	12.3	4,323.1	3,912.7	410.4	10.5

Operating profit (1)
Cable	156.3	132.7	23.6	17.8	563.5	516.8	46.7	9.0
Wireless	123.2	91.5	31.7	34.6	527.7	411.9	115.8	28.1
Media	34.5	25.4	9.1	35.8	87.6	68.3	19.3	28.3
Corporate items and eliminations	(10.5)	(8.8)	(1.7)	(19.3)	(37.2)	(44.5)	7.3	16.4

Consolidated operating profit	303.5	240.8	62.7	26.0	1,141.6	952.5	189.1	19.9

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The consolidated operating revenue increase of 12.3% over the fourth quarter of 2001 was the result of all three operating segments reporting strong revenue growth. Cable revenues increased 13.6% driven primarily by growth in the Internet subscriber base and the resultant revenues. Wireless revenues increased 15.5%, driven by a 12.2% increase in the subscriber base. Revenue growth at Media of 9.8% was attributable to the inclusion of Rogers Sportsnet (consolidated effective November 1, 2001), the newly launched OMNI.2 multicultural television station, and the impact of the acquisition of 13 radio stations in April of last year. Excluding the effects of acquisitions, Media revenue would be essentially unchanged from the same quarter last year, reflecting continued economic softness in the advertising market.

     Consolidated operating profit for the fourth quarter of 2002 increased by $62.7 million, or 26.0%, from the corresponding quarter in 2001. Each of the segments contributed to this increase, with Cable operating profit up $23.6 million or 17.8%, Wireless up $31.7 million or 34.6%, and Media up $9.1 million or 35.8%.

     On a consolidated basis, after taking into account the other income and expense items as detailed below, the Company recorded net income of $698.2 million for the fourth quarter, compared to a loss of $173.7 million in the fourth quarter of 2001.

Reconciliation to Net Income (Loss)

Other income and expense items that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating profit (1)	303.5	240.8	62.7	26.0	1,141.6	952.5	189.1	19.9
Wireless change in estimates of sales tax liability	—	—	—	—	19.2	—	19.2	—
Wireless CRTC contribution liability	—	—	—	—	(6.8)	—	(6.8)	—
At Home termination costs	—	(44.0)	44.0	(100.0)	—	(44.0)	44.0	(100.0)
Cablesystem integration costs	—	—	—	—	—	(16.4)	16.4	(100.0)
Workforce reduction costs	(5.9)	(13.1)	7.2	(55.0)	(5.9)	(13.1)	7.2	(55.0)
Depreciation and amortization	(251.8)	(240.5)	(11.3)	(4.7)	(981.5)	(888.4)	(93.1)	(10.5)
Interest on long-term debt	(131.5)	(119.9)	(11.6)	(9.7)	(491.3)	(430.3)	(61.0)	(14.2)
Gain on disposition of AT&T Canada
Deposit Receipts	904.3	—	904.3	—	904.3	—	904.3	—
Gain on repayment of long-term debt	8.2	—	8.2	—	10.1	—	10.1	—
Gain (loss) on sale of investments	(2.6)	16.4	(19.0)	(115.9)	(0.6)	23.3	(23.9)	(102.6)
Gain on sale of subsidiaries	—	52.8	(52.8)	(100.0)	—	86.2	(86.2)	(100.0)
Writedown of investments	(78.9)	(61.2)	(17.7)	28.9	(301.0)	(61.2)	(239.8)	391.8
Income (loss) from investments accounted for by the equity method	(33.3)	(18.0)	(15.3)	(85.0)	(100.6)	(81.6)	(19.0)	(23.3)
Foreign exchange gain (loss)	7.1	(11.6)	18.7	161.2	6.2	(77.8)	84.0	108.0
Other	(6.2)	18.2	(24.4)	(134.1)	2.4	26.3	(23.9)	(90.9)
Income taxes	(31.8)	(25.8)	(6.0)	23.3	74.7	(43.1)	117.8	(273.3)
Non-controlling interest	17.1	32.2	(15.1)	(46.9)	41.2	103.2	(62.0)	(60.1)

Net income (loss)	698.2	(173.7)	871.9	502.0	312.0	(464.4)	776.4	167.2

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Workforce Reduction Costs

During the quarter, Cable reduced its workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with the reduction. In addition to these employee separations, Cable eliminated approximately 62 contract positions.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased property, plant and equipment (“PP&E”) asset levels, primarily at Cable and Wireless, associated with PP&E spending levels over the past several years. Offsetting this is a reduction in amortization expense due to the adoption of new accounting standards, which have eliminated the requirement to amortize goodwill and certain other intangible assets.

Interest on Long-Term Debt

The increase in interest expense in the fourth quarter of 2002 compared to the same period in 2001 is attributable to increased debt levels, which have increased from approximately $5.0 billion at December 31, 2001, to approximately $5.7 billion at December 31, 2002. The increased levels of debt are directly related to the financing of property, plant and equipment PP&E expenditures at Cable and Wireless and the financing of the acquisition of 13 radio stations by Media during 2002.

Gain on Disposition of AT&T Canada Deposit Receipts

The AT&T Canada Deposit Receipt disposition was completed on October 8, 2002. On that date, the Company received proceeds from the sale of its 25 million AT&T Canada Deposit Receipts of $1,280.0 million. As a result of this transaction, the Company recorded an accounting gain in the fourth quarter, net of related costs, of approximately $904.3 million. On the same date, the Company satisfied its obligations to redeem the Preferred Securities and the Collateralized Equity Securities in the aggregate amount of $1,317.0 million.

Gain on Repayment of Long-Term Debt

During the fourth quarter, Wireless repurchased, in the open market, a total of US$12.0 million principal amount of the Senior Subordinated Notes due in 2007, resulting in a gain on repurchase of $8.2 million.

Writedown of Investments

During the fourth quarter, the Company recorded a $40.9 million provision against the carrying value of its investments in Cogeco Cable Inc. and Cogeco Inc. to reflect the closing quoted market value of these investments on the Toronto Stock Exchange at December 31, 2002. Additionally, during the quarter, a $38.0 million provision was recorded against the carrying value of the Company’s other investments, based on estimates of the fair value of these investments at year end.

Income (Losses) from Investments Accounted for by the Equity Method

The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for the fourth quarter was $33.3 million, consisting of a $31.9 million loss at the Toronto Blue Jays and a loss of $1.4 million at the digital specialty channels. In the fourth quarter, the Toronto Blue Jays loss for the quarter of $31.9 million included a writedown of approximately $33.0 million pertaining to the carrying value of certain intangible assets and investments. The digital specialty channels loss for the quarter of $1.4 million included the write off of pre-operating costs of $1.7 million. These charges totaling $34.7 million are included in the table of non-recurring items.

Foreign Exchange

Effective January 1, 2002, the Company adopted the amendments to the CICA Handbook Section 1650 on Foreign Currency Translation. As a result of this adoption, the Company no longer defers and amortizes foreign currency translation gains and losses on U.S. dollar-denominated long-term debt.

Income Taxes

Income taxes in the fourth quarter include a current income tax expense of $1.9 million related to large corporations’ tax and a non-cash future income tax expense of $29.9 million.

Net Income (Loss) and Net Income (Loss) Per Share

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except per share data)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Net income (loss)	$698.2	$(173.7)	871.9	502.0	$312.0	$(464.4)	776.4	167.2
Net income (loss) per share (1)	3.22	(0.88)	4.10	—	1.05	(2.56)	3.61	—
Net income (loss) (excl. non-recurring items)	(88.3)	(119.7)	31.5	26.3	(363.0)	(425.6)	62.6	14.7

Net income (loss) per share (excl. non-recurring items) (1)	(0.46)	(0.63)	0.17	27.0	(2.11)	(2.37)	0.26	11.0

(1)	Per share amounts calculated as loss for the period after distributions and accretion of interest on Convertible Preferred Securities, net of tax.

The Company recorded income of $698.2 million, or $3.22 per share, compared to a loss of $173.7 million, or $0.88 per share, in the fourth quarter of 2001. Excluding non-recurring items in both periods, the Company recorded a loss of $88.3 million, or $0.46 per share, compared to a loss of $119.7 million, or $0.63 per share, in the fourth quarter of the previous year.

     Distributions and accretion of interest on Convertible Preferred Securities, net of tax, of $11.0 million and $11.3 million in the fourth quarter of 2002 and 2001, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.05 and $0.08, respectively. See Supplemental Information.

Rogers Cable

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except margin)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Core cable revenue	281.6	261.1	20.5	7.9	1,095.7	1,043.0	52.7	5.1
Internet revenue	69.3	47.6	21.7	45.6	242.6	166.5	76.1	45.7
Video Stores revenue	72.8	64.8	8.0	12.3	263.0	228.3	34.7	15.2
Intercompany eliminatons	(1.3)	(1.7)	0.4	(23.5)	(4.9)	(4.8)	(0.1)	2.1

Total Cable revenue	422.4	371.8	50.6	13.6	1,596.4	1,433.0	163.4	11.4

Cable operating expenses	266.1	239.1	27.0	11.3	1,032.9	916.2	116.7	12.7
Cable operating profit (1)	156.3	132.7	23.6	17.8	563.5	516.8	46.7	9.0
Core cable operating margin	41.7%	41.8%			40.3%	42.2%
Internet operating margin	43.4%	35.1%			41.4%	35.1%
Total operating margin	37.0%	35.7%			35.3%	36.1%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Cable Revenue

The 13.6% quarterly increase in consolidated Cable revenues was driven by 7.9% growth in core cable, 45.6% growth in Internet and 12.3% growth in Video Store revenues.

     The growth in core cable revenue is attributable to basic cable rate increases introduced in the third and fourth quarters of 2002 to certain Ontario and New Brunswick subscribers, tier rate increases earlier in 2002 and overall increased digital penetration.

     The quarterly increase in Internet revenues was driven by the growth of Internet customers together with increased monthly prices introduced to the subscriber base during the year, offset partially by the introduction of a lower priced Lite product earlier in 2002.

     The growth in Video Stores revenue in the fourth quarter is due to the addition of 12 stores in 2002, coupled with a 4.8% year-over-year increase in same store sales.

Cable Operating Expenses

The 11.3% fourth quarter increase in Cable operating expenses was due to increases in operating expenses in each of the core cable, Internet and Video Store segments. Core cable operations contributed $12.6 million of the increase, with the majority of the increase in expenses related to increased programming costs associated with the increased number of customers subscribing to digital programming and increased sales and marketing costs related to these new digital programming offerings and recently introduced product bundles, as well as increases in customer service and network access costs. During the fourth quarter, operating expenses included approximately $0.4 million associated with the partial subsidy on the sale to customers of approximately 3,100 digital set-top terminals.

     Internet operating expenses contributed $8.3 million of the overall increase in expenses, primarily due to the 33.5% increase in the Internet subscriber base year-over-year. This was partly offset by efficiencies gained by Cable owning and operating its own Internet infrastructure following the migration from At Home Corporation (“At Home”).

     Video Store expenses contributed the remainder of the overall increase in Cable’s expenses, primarily due to the opening of 12 new Video Stores, which have grown from 260 at December 31, 2001 to 272 at December 31, 2002.

Cable Operating Profit

The $23.6 million or 17.8% year-over-year increase in Cable’s quarterly operating profit was driven primarily by a $13.4 million increase from Internet, an $8.3 million increase in core cable and a $1.9 million increase in Video Store operations.

Segmented Reporting of Cable Results

With the migration from At Home to Cable’s own infrastructure in early 2002, Internet service has become another core cable product that leverages the Company’s cable infrastructure and that, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Company’s expanded bundling of cable television and Internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet subsegments of Cable. As such, beginning in 2003, reporting of the core cable and Internet subsegments of the Cable segment will be combined. The Company will continue to provide separate statistical information on its Internet subscribers, as it does for the digital cable subscriber subset of its core cable operations.

Cable Subscriber Results

	Three Months Ended December 31,				Year Ended December 31,

( Subscriber statistics in thousands)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Homes Passed (1)					3,103.2	3,041.2	62.0	2.0
Basic cable subscribers					2,270.4	2,286.4	(16.0)	(0.7)
Basic cable, net additions	9.4	9.6	(0.2)	(2.1)	(16.0)	(4.8)	(11.2)	233.3
Internet subscribers					639.4	478.8	160.6	33.5
Internet, net additions	45.2	56.2	(11.0)	(19.6)	160.6	160.1	0.5	0.3
Digital terminals in service					456.2	314.1	142.1	45.2
Digital terminals, net additions	37.6	27.6	10.0	36.2	142.1	113.0	29.1	25.8
Digital households					401.5	272.1	129.4	47.6
Digital households, net additions	32.5	25.0	7.5	30.0	129.4	100.0	29.4	29.4
VIP Customers					593.0	497.5	95.5	19.2
VIP Customers, net additions	14.7	22.4	(7.7)	(34.4)	95.5	138.1	(42.6)	(30.8)

(1)	December 31, 2001 homes passed includes adjustment of 59,700 associated with system swaps, acquisitions and true-ups.

Basic cable subscriber gains in the quarter are attributable to seasonal factors combined with enhanced acquisition and retention programs. Cable continues to enhance its marketing and operating tactics, with the aim of increasing subscriber awareness of the benefits and quality of its advanced cable offerings in relation to competitive offerings.

     Digital households increased by 32,500 in the fourth quarter, helped by the bundled offerings combining basic cable, digital cable and broadband Internet access. The Company has successfully sold over 80,000 bundles since their introduction in the second quarter of 2002, with approximately 67% of these sales representing an upgrade of additional services. At December 31, 2002, the penetration of digital households as a percentage of basic subscribers was 17.7%, up from the December 31, 2001 penetration level of 11.9%.

     Cable added 45,200 net Internet subscribers during the quarter, bringing the total subscriber base to 639,400 inclusive of scheduled pending connections. Year-over-year, the Internet subscriber base has grown by 160,600, or 33.5%, resulting in 28.2% Internet penetration of households as a percentage of basic subscribers and 20.6% penetration as a percentage of cable homes passed.

Cable, Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Cable property, plant and equipment expenditures	185.5	274.0	(88.5)	(32.3)	650.9	749.7	(98.8)	(13.2)

Property, plant and equipment expenditures at Cable for the fourth quarter decreased by $88.5 million on a year-over-year basis, due in large part to the non-recurring costs related to the transition from At Home in 2001. These non-recurring costs in the fourth quarter of the previous year were partially offset by increased rebuild and new area construction expenditures in the fourth quarter of 2002.

     In late 2002, the U.S. cable television industry, organized under the National Cable Television Association (“NCTA”), jointly developed and agreed to a standardized set of PP&E expenditure reporting categories that the member companies would follow to enable easier comparisons between the PP&E expenditures of these companies. Under the NCTA’s definitions, PP&E fall into the following five categories: (1) Customer Premise Equipment (“CPE”), which includes the equipment and the associated installation costs; (2) Scaleable Infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements; (3) Line Extensions, which includes network costs to enter new service areas; (4) Upgrade and Rebuild, which includes the costs to modify or replace existing coax and fiber networks; and (5) Support Capital, which includes the costs associated with the replacement or enhancement of non-network assets.

     The PP&E expenditures of Cable, broken down by the NCTA’s broadly defined categories, are as follows:

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Customer Premise Equipment	55.2	46.3	8.9	19.2	225.5	230.7	(5.2)	(2.3)
Scaleable Infrastructure	32.0	119.3	(87.3)	(73.2)	94.7	223.4	(128.7)	(57.6)
Line Extensions	16.7	16.0	0.7	4.4	59.4	51.3	8.1	15.8
Upgrade and Rebuild	56.6	52.6	4.0	7.6	179.7	131.1	48.6	37.1
Support Capital	21.9	32.1	(10.2)	(31.8)	83.6	96.5	(12.9)	(13.4)

Core Cable PP&E expenditures	182.4	266.3	(83.9)	(31.5)	642.9	733.0	(90.1)	(12.3)

Video Stores	3.1	7.7	(4.6)	(59.7)	8.0	16.7	(8.7)	(52.1)

Rogers Cable PP&E expenditures	185.5	274.0	(88.5)	(32.3)	650.9	749.7	(98.8)	(13.2)

Rogers Wireless

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except margin)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Wireless voice revenue	446.6	394.1	52.5	13.3	1,699.1	1,515.3	183.8	12.1
Messaging and data revenue	15.0	13.5	1.5	11.1	60.1	56.5	3.6	6.4

Network revenue	461.6	407.6	54.0	13.2	1,759.2	1,571.8	187.4	11.9
Equipment revenue	64.1	47.7	16.4	34.4	206.7	181.3	25.4	14.0

Total Wireless revenue	525.7	455.3	70.4	15.5	1,965.9	1,753.1	212.8	12.1

Wireless operating expenses	402.5	363.8	38.7	10.6	1,438.2	1,341.2	97.0	7.2
Wireless operating profit(1)	123.2	91.5	31.7	34.6	527.7	411.9	115.8	28.1
Operating profit margin based on network revenue	26.7%	22.4%			30.0%	26.2%

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization, nonoperating and non-recurring items.

The 13.3% increase in wireless voice revenue was driven by a 12.2% increase in the total number of wireless voice subscribers, combined with a slight increase in quarterly blended average revenue per user (“ARPU”). This relatively flat year-over-year blended ARPU was attributable to the improved mix of postpaid versus prepaid net additions as well as the continuing focus on attracting and retaining higher value customers.

     The 34.6% year-over-year increase in quarterly operating profit was a result of revenue growth of 15.5%, offset by increased operating expenses, including sales, marketing and retention costs of 10.6%.

Wireless Voice Subscriber Results

	Three Months Ended December 31,				Year Ended December 31,

(In thousands except ARPU, churn and usage)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Postpaid
Gross additions	279.2	249.3	29.9	12.0	883.6	800.2	83.4	10.4
Net additions	123.1	74.2	48.9	65.9	319.8	197.5	122.3	61.9
Total subscribers					2,577.1	2,257.3	319.8	14.2
ARPU	56.65	56.17	0.48	0.9	56.11	56.39	(0.28)	(0.5)
Average monthly usage (minutes)	340	315	25	7.9	324	302	22	7.3
Churn (%)	2.10%	2.40%	(0.30%)	(12.5)	1.98%	2.24%	(0.26%)	(11.6)
Prepaid
Gross additions	79.2	124.8	(45.6)	(36.5)	243.3	420.9	(177.6)	(42.2)
Net additions (reductions)	23.7	106.0	(82.3)	(77.6)	44.2	267.9	(223.7)	(83.5)
Total subscribers					778.7	734.5	44.2	6.0
ARPU (1)	9.32	11.00	(1.68)	(15.3)	10.17	10.29	(0.12)	(1.2)
Churn (%)	2.46%	1.85%	0.61%	33.0	2.23%	2.75%	(0.52%)	(18.9)
Total — Postpaid and Prepaid
Gross additions	358.4	374.1	(15.7)	(4.2)	1,126.9	1,221.1	(94.2)	(7.7)
Net additions	146.8	180.2	(33.4)	(18.5)	364.0	465.4	(101.4)	(21.8)
Total subscribers					3,355.8	2,991.8	364.0	12.2
ARPU (blended) (1)	45.63	45.58	0.05	0.1	45.17	46.60	(1.43)	(3.1)

(1)	Prepaid ARPU is calculated on net wholesale revenues to Wireless.

Postpaid voice subscriber additions in the quarter represented 77.9% of total gross additions and 83.9% of total net additions, a significant improvement over the 66.6% of total gross additions and 41.2% of total net additions in the fourth quarter of 2001. The Company continued its strategies of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points.

     The 0.9% increase in postpaid voice subscriber monthly ARPU versus the previous year’s fourth quarter reflects the Company’s success in attracting a greater share of high value customers and stabilizing prices. The decrease in prepaid subscriber monthly ARPU versus the previous year’s fourth quarter was driven primarily by lower usage.

     The fourth quarter is generally the most competitive within the Canadian wireless industry resulting in increased levels of customer churn. While results in 2002 followed a similar trend, there was a substantial improvement in year-over-year average monthly postpaid voice subscriber churn levels. This significant improvement is attributable to the Company’s continued focus on improved customer service and subscriber retention, resulting from the stabilization of back office systems and process improvements implemented earlier in the year. The Company has also successfully increased the proportion of customers on longer-term contracts, which contributes to lower churn, adding approximately 90.0% of the quarterly postpaid gross additions on contracts with a term of at least twelve months.

Messaging and Data Services

	Three Months Ended December 31,				Year Ended December 31,

(Subscriber statistics in thousands except ARPU)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Gross additions
Data and two-way messaging	7.0	13.2	(6.2)	(47.0)	44.0	36.7	7.3	19.9
One-way messaging	14.4	24.7	(10.3)	(41.7)	58.9	104.6	(45.7)	(43.7)

	21.4	37.9	(16.5)	(43.5)	102.9	141.3	(38.4)	(27.2)

Net additions (reductions)
Data and two-way messaging	3.0	10.5	(7.5)	(71.4)	27.0	27.9	(0.9)	(3.2)
One-way messaging	(14.3)	(6.2)	(8.1)	130.6	(70.5)	(44.4)	(26.1)	58.8

	(11.3)	4.3	(15.6)	—	(43.5)	(16.5)	(27.0)	—

Total subscribers
Data and two-way messaging					81.7	54.7	27.0	49.4
One-way messaging					302.2	372.7	(70.5)	(18.9)

					383.9	427.4	(43.5)	(10.2)

Revenue
Data and two-way messaging	6.7	4.2	2.5	59.5	24.9	12.9	12.0	93.0
One-way messaging	8.3	9.3	(1.0)	(10.8)	35.2	43.6	(8.4)	(19.3)

	15.0	13.5	1.5	11.1	60.1	56.5	3.6	6.4

ARPU
Data and two-way messaging	28.00	28.13	(0.13)	(0.5)	28.15	27.54	0.61	2.2
One-way messaging	8.95	8.37	0.58	6.9	8.79	9.34	(0.55)	(5.9)

Messaging and Data services to date have formed a small part of the Wireless business from both a customer and revenue perspective. The 49.4% year-over-year increase in the Company’s higher ARPU data and two-way messaging subscriber base was offset by the ongoing decline in subscribers to the Company’s mature one-way messaging product.

     The 93.0% year-over-year increase in data and two-way messaging revenues reflects the growth in data and two-way messaging subscribers. The decline in the mature, lower value one-way messaging product offset a portion of this growth, resulting in a 6.4% year-over-year increase in total messaging and data revenues.

Wireless Operating Expenses

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except per subscriber statistics.)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating expenses before sales, marketing and retention costs (1)	156.7	174.0	(17.3)	(9.9)	656.6	658.1	(1.5)	(0.2)
Sales and marketing costs, excluding retention costs	151.0	119.6	31.4	26.3	466.1	399.6	66.5	16.6
Retention costs	30.7	22.5	8.2	36.4	108.9	102.2	6.7	6.6
Average monthly operating expenses before sales and marketing costs per subscriber (1)	14.31	17.55	(3.24)	(18.5)	15.45	17.48	(2.03)	(11.6)
Sales and marketing cost per gross addition, excluding retention costs	398	290	108	37.2	379	293	86	29.4

(1)	Year ended December 31, 2002 operating expenses exclude the benefit of non-recurring items in the first quarter of $12.3 million.

Excluding the impact of the reduction of $15.0 million in CRTC contribution expense in the quarter, Wireless operating expenses before sales and marketing and retention costs declined by 1.3% as compared to the same period in the previous year. The year-over-year reduction in operating expenses is due to savings in roaming costs, partially offset by higher costs to support the 12.2% year-over-year increase in the wireless voice subscriber base.

     The year-over-year increase in Wireless’ sales and marketing costs in total and on a per gross addition basis reflects the significant shift and improvement in the mix of postpaid subscriber additions as a proportion of total subscriber additions combined with the impact of a greater proportion of high value and term contract customers with a higher associated variable cost of acquisition.

Wireless Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Property, plant and equipment expenditures, excluding spectrum (1)	188.3	126.4	61.9	49.0	564.6	654.5	(89.9)	(13.7)

(1)	Spectrum licences across Canada for the deployment of next generation wireless services were acquired in February 2001 at a total cost of $396.8 million.

Total additions to Wireless PP&E in the fourth quarter were $188.3 million, $61.9 million higher than the fourth quarter of 2001. Network related PP&E expenditures totalled $150.1 million in the quarter, higher by $53.1 million versus the fourth quarter of 2001 due primarily to the ongoing network capacity expansion to support subscriber growth on the GSM/GPRS network. The initial deployment of GSM/GPRS network functionality in the 850 MHz frequency band of $35.3 million was also a contributing factor to the year-over-year increase. The Company believes the investment in its 850 MHz GSM/GPRS network infrastructure will provide superior in-building and rural coverage. Ericsson Canada Inc. (“Ericsson”) and the Company recently renewed their agreement for an additional three years, under which Ericsson will continue to supply equipment for the Company’s wireless voice and data networks, including capabilities for GSM/GPRS services in the 850 MHz range. In addition, in the quarter the Company spent $13.2 million on the expansion of its corporate office facility compared to $8.0 million in the fourth quarter of 2001.

Rogers Media

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Revenue
Publishing	82.7	81.2	1.5	1.8	291.6	300.3	(8.7)	(2.9)
Radio	48.3	40.8	7.5	18.4	166.2	148.0	18.2	12.3
Television	45.6	31.1	14.5	46.6	151.3	69.0	82.3	119.3
The Shopping Channel	56.9	54.3	2.6	4.8	202.2	192.0	10.2	5.3
Intercompany eliminations and Other	(0.5)	4.8	(5.3)	(110.4)	(0.5)	12.4	(12.9)	(104.0)

Total Media revenue	233.0	212.2	20.8	9.8	810.8	721.7	89.1	12.3

Operating profit (1)
Publishing	9.9	10.7	(0.8)	(7.5)	27.7	27.3	0.4	1.5
Radio	11.8	13.0	(1.2)	(9.2)	42.0	39.9	2.1	5.3
Television	5.5	(0.3)	5.8	—	7.7	8.2	(0.5)	(6.1)
The Shopping Channel	7.5	8.0	(0.5)	(6.3)	18.4	18.0	0.4	2.2
Intercompany eliminations and Other	(0.2)	(6.0)	5.8	96.7	(8.2)	(25.1)	16.9	67.3

Total Media operating profit	34.5	25.4	9.1	35.8	87.6	68.3	19.3	28.3

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization, non-recurring and non-operating items.

Media revenue for the quarter of $233.0 million was $20.8 million, or 9.8%, higher than the corresponding period in 2001. This increase primarily reflects the acquisition of 13 radio stations in April 2002, the launch of OMNI.2 and the consolidation of Sportsnet following its acquisition of an additional 40% effective November 1, 2001. The acquired radio stations contributed $6.9 million of the $7.5 million fourth quarter year-over-year revenue increase in Radio.

     The Sportsnet interest acquisition contributed $10.5 million of the $14.5 million quarterly year-over-year increase in revenues at Television due to a combination of the consolidation of Sportsnet in November 2001 and its year-over-year growth. The combined operations of OMNI.1 (formerly CFMT-TV) and OMNI.2 drove the remaining increase at Television and reflect improving national sales results and the early success of OMNI.2 which was launched in the third quarter of 2002. The remainder of the increase in Media’s revenue reflects organic growth at Publishing and The Shopping Channel, offset by the reduction in revenue shown above as Other reflecting Media’s restructuring of its iMedia division in the last quarter of 2001.

     Overall, quarterly operating profit for Media increased by $9.1 million or 35.8% year-over year, primarily reflecting the results of Television and the restructuring of iMedia in 2001.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 which, under the transition rules, allows the Company to include the “fair value” of options issued subsequent to January 1, 2002 in the pro forma calculation of net income (loss) for the year. The Company has disclosed a pro forma calculation based on all options issued by the Company both subsequent to and prior to January 1, 2002, which is consistent with U.S. GAAP. Under this basis, the Company’s net income and net income per share for the three months ended December 31, 2002 would have been reduced by $11.2 million or $0.07 per share to $687.0 million or $3.15 per share, respectively, and for the year ended December 31, 2002 would have been reduced by $39.4 million or $0.17 per share to $272.6 million or $0.88 per share, respectively. See Supplemental Information.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the fourth quarter increased by $88.1 million to $168.7 million from $80.6 million in the fourth quarter of 2001. This increase is due to increased operating profit, mainly at Wireless, and one-time costs in the fourth quarter of 2001 associated with the At Home termination and Media workforce reduction. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $210.8 million to $256.0 million from $45.2 million in the previous period.

     In aggregate, other sources of funds during the fourth quarter totalled approximately $1,335.0 million. The sources of these funds were: (1) $31.5 million proceeds received upon the termination of certain cross-currency interest rate exchange agreements; (2) $1,280.4 million in proceeds from the redemption by AT&T Corp. of the AT&T Canada Deposit Receipts owned by the Company; (3) $9.3 million from the sale of investments; (4) $0.7 million from the issue of Class B Non-Voting shares under employee share purchase plans and the exercise of employee options; and (5) $13.1 million, primarily related to the repayment of advances made to the Toronto Blue Jays.

     The funds used during the fourth quarter totalled approximately $2,110.9 million, and was comprised of: (1) the net repayment of an aggregate $373.7 million of outstanding advances under the Wireless, Cable and Media bank credit facilities; (2) the purchase of $389.9 million of PP&E; (3) $8.3 million in distributions on Convertible Preferred Securities; (4) $1,317.0 million paid on the redemption of the Preferred Securities and Collateralized Equity Securities; (5) $10.7 million was used to repurchase US$12.0 million principal amount of outstanding U.S. dollar-denominated debt; and (6) $11.3 million related to a combination of financing costs, reduction to leases, mortgages and other items. The bank credit facility repayments at Cable and Media were made possible through intercompany advances made by RCI to Cable and Media during the fourth quarter which had the impact of reducing both cash and debt by $547.1 million on a consolidated basis.

     As a result of the above, the Company’s cash flow deficiency in the fourth quarter was $519.9 million, which together with the opening cash on hand of $546.8 million, resulted in a closing cash balance of $26.9 million.

Guidance

Rogers Communications publicly issued its full year 2003 guidance for revenue, operating profit, PP&E expenditures and subscriber levels for its three business segments on January 6, 2003. Since that date, the Company has one update to that guidance and one additional component of 2003 guidance as follows.

     Media is increasing its 2003 operating profit guidance range to $95-$100 million from $90-$95 million to reflect the current advertising environment.

     The Toronto Blue Jays, accounted for using the equity method, are expected to generate significantly lower operating losses in 2003 than in the prior year reflecting reduced costs in its operations. In 2003, the Blue Jays are expected to generate equity losses to the Company of between $40 -$45 million which will result in the Company being required to fund the Blue Jays estimated cash requirements of approximately $30 $35 million.

Rogers Communications Inc.
Consolidated Statements of Income

	Three Months Ended December 31,		Year Ended December 31,

(in thousands of dollars except per share data)	2002	2001	2002	2001

Operating revenue	$1,166,997	$1,039,425	$4,323,045	$3,912,656
Operating, general and administrative expenses	863,537	798,651	3,181,431	2,960,135

Operating income before the following:	303,460	240,774	1,141,614	952,521
Other expense (recovery)	5,850	57,052	(6,481)	73,514
Depreciation and amortization	251,836	240,494	981,458	888,384

Operating income (loss)	45,774	(56,772)	166,637	(9,377)
Interest on long-term debt	(131,502)	(119,866)	(491,279)	(430,311)

	(85,728)	(176,638)	(324,642)	(439,688)
Gain on disposition of AT&T Canada Deposit Receipts	904,262	—	904,262	—
Gain (loss) on sales of other investments	(2,627)	16,380	(565)	23,253
Writedown of investments	(78,855)	(61,200)	(300,984)	(61,200)
Gain on repayment of long-term debt	8,237	—	10,117	—
Losses from investments accounted for by the equity method	(33,323)	(17,995)	(100,617)	(81,630)
Foreign exchange gain (loss)	7,080	(11,616)	6,211	(77,848)
Gain on sales of subsidiaries	—	52,807	—	86,198
Investment and other income (loss)	(6,205)	18,206	2,289	26,393

Income (loss) before income taxes and non-controlling interest	712,841	(180,056)	196,071	(524,522)

Income tax expense (reduction) Current	1,893	4,278	12,396	15,062
Future	29,939	21,564	(87,126)	27,988

	31,832	25,842	(74,730)	43,050

Income (loss) before non-controlling interest	681,009	(205,898)	270,801	(567,572)
Non-controlling interest	17,145	32,157	41,231	103,211

Net income (loss) for the period	$698,154	$(173,741)	$312,032	$(464,361)

Earnings per share
Basic	$3.22	$(0.88)	$1.05	$(2.56)
Diluted	$3.00	$(0.88)	$0.83	$(2.56)
Average Class A and Class B
Shares outstanding for the period (thousands)
Basic	214,732	208,644	213,570	208,644
Diluted	226,564	208,644	307,519	208,644

Rogers Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Year Ended December 31,

(in thousands of dollars)	2002	2001	2002	2001

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$698,154	$(173,747)	$312,032	$(464,361)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	251,836	240,494	981,458	888,384
Future income taxes	29,939	21,564	(87,126)	27,988
Non-controlling interest	(17,145)	(32,155)	(41,231)	(103,211)
Change in estimate of sales tax liability	—	—	(19,157)	—
Unrealized foreign exchange (gain) loss	(135)	11,222	(3,546)	75,962
Gain on sale of subsidiary, net	—	(52,807)	—	(86,198)
Writedown of investments	78,855	61,200	300,984	61,200
Sale of investments	2,627	(16,380)	565	(23,253)
Gain on disposition of AT&T Canada Deposit Receipts	(904,262)	—	(904,262)	—
Gain on repayment of long-term debt	(8,237)	—	(10,117)	—
Losses from investments accounted for by the equity method	33,323	17,995	100,617	81,630
Accrued interest due on repayment of certain notes	2,761	2,627	10,767	10,025
Dividends from associated companies	963	614	1,449	2,305

	168,679	80,627	642,433	470,471
Change in:
Non-cash working capital items	87,302	(35,453)	126,116	(51,522)

	255,981	45,174	768,549	418,949

Financing activities:
Issue of long-term debt	262,172	52,000	2,977,330	2,187,200
Repayment of long-term debt	(655,943)	(477,770)	(2,445,131)	(1,248,367)
Proceeds on termination of cross currency and interest rate exchange agreements	31,500	—	225,210	—
Premium on early repayment of long-term debt	—	—	(21,773)
Funds received from non-controlling shareholders	—	—	—	167,302
Financing costs incurred	(1,842)	(892)	(27,399)	(27,102)
Issue of equity instruments	—	245,632		245,632
Redemption of Preferred and Collateralized equity instruments	(1,317,040)	—	(1,317,040)
Issue of capital stock	656	6,375	5,729	18,795
Dividends on Preferred shares and distribution on Convertible Preferred securities	(8,250)	(8,250)	(33,000)	(33,014)

	(1,688,747)	(182,905)	(636,074)	1,310,446

Investing activities:
Additions to property, plant and equipment	(389,925)	(405,101)	(1,261,983)	(1,420,747)
Proceeds on disposition of AT&T Canada Deposit Receipts	1,280,357	—	1,280,357
Acquisition of spectrum licences	—	—	—	(396,824)
Proceeds on sale of subsidiaries	—	29,366	—	69,691
Proceeds on sale of investments	9,319	16,521	12,088	27,848
Acquisitions, net of cash acquired	—	(132,542)	(103,425)	(221,398)
Other investments	13,135	(2,283)	(49,829)	(69,915)

	912,886	(494,039)	(122,792)	(2,011,345)

Increase (decrease) in cash and cash equivalents	(519,880)	(631,770)	9,683	(281,950)
Cash and cash equivalents, beginning of period	546,764	648,971	17,201	299,151

Cash and cash equivalents, end of period	$26,884	$17,201	$26,884	$17,201

Supplemental cash flow information:
Interest paid	$236,005	$258,543	$512,477	$512,148
Income taxes paid (recovered)	3,107	3,526	$15,397	16,073

Supplemental disclosure of non-cash financing and investing activities:
Class B Non-Voting shares issued in consideration of Cable Atlantic Inc.	$—	$—	$—	$162,643
Accretion on Preferred Securities	—	(14,101)	(37,246)	(57,058)
Accretion on Collateralized Equity Securities	—	—	(19,745)	—
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred Shares	—	100	1,800	635
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Rogers Wireless Inc.	—	—	104,400	—

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(in thousands of dollars)	2002	2001

Assets
Property, plant and equipment	$5,051,998	$4,717,731
Goodwill	1,892,060	1,711,551
Other intangible assets	423,674	423,374
Investments	223,937	1,047,888
Cash and cash equivalents	26,884	17,201
Accounts receivable	512,127	495,353
Deferred charges	184,840	150,509
Other assets	208,983	246,772

	$8,524,503	$8,810,379

Liabilities and Shareholders’ Equity
Liabilities
Long-term debt	$5,687,471	$4,990,357
Accounts payable and accrued liabilities	1,140,578	1,098,717
Unearned revenue and deferred gain	110,320	93,448
Deferred gain	21,847	—
Future income taxes	27,716	137,189

	6,987,932	6,319,711
Non-controlling interest	132,536	186,377
Shareholders’ equity	1,404,035	2,304,291

	$8,524,503	$8,810,379

Rogers Communications Inc.
Consolidated Statements of Deficit

	December 31,	December 31,
(in thousands of dollars)	2002	2001

Deficit, beginning of the period
As previously reported	$(548,139)	$(63,041)
Adjusted for change in accounting for foreign currency translation	(111,883)	(81,813)

As restated	(660,022)	(144,854)
Net income (loss) for the period	312,032	(464,361)
Dividends on Series B and Series E Preferred shares, and on the Class A Multiple Voting and Class B Non-Voting shares	—	(14)
Distribution on Convertible Preferred Securities	(20,262)	(18,612)
Accretions on Collateralized Equity Securities	(19,745)	—
Accretions on Preferred Securities	(27,592)	(32,181)

Deficit, end of the period	$(415,589)	$(660,022)

Supplemental Information

Investments, at cost

			Quoted
			Market	December 31,	December 31,
(in thousands of dollars, except share	Number	Description	Value	2002	2001

Investments accounted for by the equity method
Blue Jays Holdco				$122,844	$183,986
Other				7,079	16,872

				129,923	200,858
Investments, accounted for by the cost method, net of writedowns
Publicly traded companies:
AT&T Canada	2002 - nil	Deposit Receipts	$—	—	450,104
	(2001 - 25,002,100)
Cogeco Cable Inc.	4,253,800	Subordinate Voting Common	40,454	40,454	187,167
Cogeco Inc.	2,724,800	Subordinate Voting Common	28,610	28,610	120,818
Other			27,934	10,323	32,025

			96,998	79,387	790,114
Private companies				14,627	56,916

				$223,937	$1,047,888

Calculation of Earnings (Loss) Per Share

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands)	2002	2001	2002	2001

Numerator:
Net income (loss)	$698,154	$(173,741)	$312,032	$(464,361)
Dividends on Series B and Series E Preferred shares	—	—	—	(14)
Distribution on Convertible Preferred Securities	(5,065)	(4,653)	(20,262)	(18,612)
Dividends accreted on Convertible Preferred Securities	(4,873)	(4,664)	(19,177)	(18,360)
Accretions on Preferred Securities	(1,083)	(1,951)	(27,592)	(32,181)
Accretions on Collateralized Equity Securities	—	—	(19,745)	$—

Net income (loss) — Basic	$687,133	$(185,009)	$225,256	$(533,528)
Effect of dilutive securities:
Preferred Securities, net of income tax	18,095	—	29,822	—

Net income (loss) — diluted	$705,228	$(185,009)	$255,078	$(533,528)

Denominator: Weighted average number of shares outstanding:
Basic	214,732	208,644	213,570	208,644
Diluted	226,564	208,644	307,519	208,644
Net income (loss) per share:
Basic	$3.22	$(0.88)	$1.05	$(2.56)
Diluted	3.00	(0.88)	0.83	(2.56)

Long-Term Debt

(in thousands of dollars)		Interest	December 31,	December 31,
		Rate	2002	2001

(A) Corporate:
(i)	Convertible Debentures, due 2005	5-3/4%	$320,007	$311,721
(ii)	Senior Notes, due 2006	9-1/8%	86,314	87,024
(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000
(iv)	Senior Notes, due 2007	8-7/8%	324,382	306,600
(v)	Senior Notes, due 2007	8-3/4%	165,000	165,000
(B) Cable:
(i)	Bank loan	Floating	37,000	—
(ii)	Senior Secured Second Priority Notes, due 2002	9-5/8%	—	116,389
(iii)	Senior Secured Note, due 2002	Floating	—	300,000
(iv)	Senior Secured Second Priority Notes, due 2005	10%	412,789	412,894
(v)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	—
(vi)	Senior Secured Second Priority Debentures, due 2007	10%	118,167	146,223
(vii)	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	—
(viii)	Senior Secured Second Priority Debentures, due 2012	10-1/8%	—	172,867
(ix)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(x)	Senior Second Priority Debentures, due 2032	8.75%	312,700	—
(xi)	Senior Subordinated Debentures, due 2015	11%	171,406	164,968
(C) Wireless:
(i)	Bank loan	Floating	149,000	52,000
(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii)	Senior Secured Notes, due 2007	8.30%	309,775	280,110
(iv)	Senior Secured Notes, due 2011	9-5/8%	764,143	770,400
(v)	Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
(vi)	Senior Secured Debentures, due 2016	9-3/4%	229,987	231,528
(vii)	Senior Subordinated Notes, due 2007	8.80%	282,875	342,409
(D) Media:
	Bank loan	Floating	—	126,000
(E) Obligations under mortgages and capital leases and other		Various	38,375	36,103

			$5,687,471	$4,990,357

Shareholders’ Equity

		December 31,	December 31,
(in thousands of dollars)		2002	2001

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
-	Series XXIII (2001 - 4,500)	$—	$4,500
60,000	Series XXVII (2001- 60,000)	60,000	60,000
818,300	Series XXX (2001- 818,300)	10,000	10,000
300,000	Series XXXI (2001 - 300,000)	300,000	300,000
-	Series XXXII (2001 - 300,000)	—	300,000
-	Series XXXIII	—	—

		370,000	674,500
Held by members of the Company’s share purchase plans:
Nil	Series B (2001 - 133,632)	—	1,684
135,836	Series E (2001 - 153,361)	2,327	2,622
Common shares:
56,240,494	Class A Multiple Voting shares	72,320	72,320
158,784,358	Class B Non-Voting shares
	(2001 - 153,551,874 shares)	257,989	249,488

		702,636	1,000,614
Deduct:
Amounts receivable from employees under certain share purchase plans		6,274	3,282
Preferred shares of the Company held by subsidiary companies		370,000	674,500

Total capital stock		326,362	322,832
Equity instruments:
Convertible Preferred Securities		576,000	576,000
Warrants to purchase Class B Non-Voting shares		—	24,000
Preferred Securities		—	1,009,205
Collateralized Equity Securities		—	245,632
Contributed surplus		917,262	786,644
Deficit		(415,589)	(660,022)

Shareholders’ Equity		$1,404,035	$2,304,291

Stock-Based Compensation Pro Forma

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands)	2002	2001	2002	2001

(Based on all issued and outstanding options)
Net income (loss) for the year, as reported	$698,154	$(173,741)	$312,032	$(464,361)
Stock-based compensation expense — RCI	(7,129)	(5,393)	(25,706)	(20,846)
Stock-based compensation expense — RWCI	(4,062)	(2,248)	(13,708)	(9,721)

Pro forma net income (loss) for the year	$686,963	$(181,382)	$272,618	$(494,928)

Net income (loss) per share, as reported
Basic	$3.22	$(0.88)	$1.05	$(2.56)
Diluted	3.00	(0.88)	0.83	(2.56)
Effect of stock based compensation — basic	$(0.05)	$(0.04)	$(0.18)	$(0.15)
Effect of stock based compensation — diluted	(0.05)	(0.04)	(0.13)	(0.15)
Pro forma income (loss) per share — basic	$3.17	$(0.92)	$0.88	$(2.71)
Pro forma income (loss) per share — diluted	2.95	(0.92)	0.70	(2.71)

Segmented Information

For the Three Months Ended December 31, 2002				Corp Items and	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

Operating revenue	$422,448	$525,652	$233,024	$(14,124)	$1,167,000
Operating, general and administrative expenses	266,117	402,502	198,556	(3,636)	863,539

Operating income (loss) before the undernoted:	156,331	123,150	34,468	(10,488)	303,461
Management fees	8,389	2,751	3,080	(14,220)	—
Other expense	5,850	—	—	—	5,850
Depreciation and amortization	125,309	120,157	10,450	(4,078)	251,838

Operating income from operations	16,783	242	20,938	7,810	45,773
Interest on long-term debt	(59,656)	(49,396)	(2,802)	(18,746)	(130,600)
Intercompany:
Interest expense	(1,353)	—	(10,529)	11,882	—
Dividends	1,449	—	10,891	(12,340)	—
Gain on disposition of AT&T Canada Deposit Receipts	—	—	—	904,262	904,262
Loss on sale of other investments	—	—	—	(2,627)	(2,627)
Writedown of investments	(1,636)	—	—	(77,219)	(78,855)
Gain on repayment of long-term debt	—	8,237	—	—	8,237
Loss from investments accounted for by the equity method	—	—	(1,651)	(31,672)	(33,323)
Foreign exchange income (expense)	(1,228)	3,095	132	5,080	7,079
Investment and other income (loss)	(926)	84	(94)	(6,174)	(7,110)
Income tax (expense) recovery	17,139	(1,129)	(2,965)	(44,874)	(31,829)
Non-controlling interest	—	—	—	17,145	17,145

Net Income (loss) for the period	$(29,428)	$(38,867)	$13,920	$752,527	$698,152

Plant, property and equipment expenditures	$185,457	$188,305	$14,764	$1,399	$389,925

For the Three Months Ended December 31, 2001				Corp Items and	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

Operating revenue	$371,837	$455,330	$212,237	$21	$1,039,425
Operating, general and administrative expenses	239,102	363,842	186,821	8,886	798,651

Operating income (loss) before the undernoted:	132,735	91,488	25,416	(8,865)	240,774
Management fees	7,451	2,671	2,963	(13,085)	—
Other expense	43,974	—	13,078	—	57,052
Depreciation and amortization	122,717	98,415	15,246	4,116	240,494
Loss from operations	(41,407)	(9,598)	(5,871)	104	(56,772)

Interest on long-term debt	(40,423)	(49,840)	(3,311)	(26,290)	(119,864)
Intercompany:
Interest expense	(1,542)	—	(15,229)	16,771	—
Dividends	5,384	—	17,807	(23,191)	—
Gain on sale of assets and other investments	—	—	—	16,380	16,380
Writedown of investments	(26,000)	—	—	(35,200)	(61,200)
Loss from investments accounted for by the equity method	—	—	1,703	(19,698)	(17,995)
Foreign exchange (expense)	(362)	(5,741)	(21)	(5,492)	(11,616)
Investment and other income (loss)	34,115	523	6,392	(22,830)	18,200
Gain on sale of subsidiaries	—	—	—	52,807	52,807
Income tax (expense) recovery	(1,567)	(1,576)	(1,036)	(21,663)	(25,842)
Non-controlling interest	—	—	—	32,161	32,161

Net Income (loss) for the period	$(71,802)	$(66,232)	$434	$(36,141)	$(173,741)

Plant, property and equipment expenditures	$274,035	$126,426	$4,717	$(77)	$405,101

For the Year Ended December 31, 2002				Corp Items and	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

Operating revenue	$1,596,401	$1,965,927	$810,805	$(50,088)	$4,323,045
Operating, general and administrative expenses	1,032,921	1,438,240	723,170	(12,900)	3,181,431

Operating income (loss) before the undernoted:	563,480	527,687	87,635	(37,188)	1,141,614
Management fees	31,745	11,006	10,773	(53,524)	—
Other expense (recovery)	5,850	(12,331)	—	—	(6,481)
Depreciation and amortization	484,225	457,133	33,291	6,809	981,458
Operating income from operations	41,660	71,879	43,571	9,527	166,637
Interest on long-term debt	(208,345)	(195,150)	(13,477)	(74,307)	(491,279)
Intercompany:
Interest expense	(4,987)	—	(54,854)	59,841	—
Dividends	5,447	—	63,534	(68,981)	—
Gain on disposition of AT&T Canada Deposit Receipts	—	—	—	904,262	904,262
Gain (loss) on sale of other investments	—	—	—	(565)	(565)
Writedown of investments	(11,136)	—	—	(289,848)	(300,984)
Gain (loss) on repayment of long-term debt	(20,880)	30,997	—	—	10,117
Loss from investments accounted for by the equity method	—	—	(2,481)	(98,136)	(100,617)
Foreign exchange income (expense)	(3,090)	6,410	107	2,784	6,211
Investment and other income (loss)	(3,886)	417	208	5,550	2,289
Income tax recovery (expense)	146,387	(5,258)	(840)	(65,559)	74,730
Non-controlling interest	—	—	—	41,231	41,231

Net Income (loss) for the period	$(58,830)	$(90,705)	$35,768	$425,799	$312,032

Plant, property and equipment expenditures	$650,871	$564,552	$42,692	$3,868	$1,261,983

For the Year Ended December 31, 2001				Corp Items and	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

Operating revenue	$1,433,029	$1,753,145	$721,710	$4,772	$3,912,656
Operating, general and administrative expenses	916,224	1,341,200	653,404	49,307	2,960,135

Operating income (loss) before the undernoted:	516,805	411,945	68,306	(44,535)	952,521
Management fees	28,781	10,684	10,677	(50,142)	—
Other expense	60,436	—	13,078	—	73,514
Depreciation and amortization	433,829	382,608	42,977	28,970	888,384

Operating income (loss) from operations	(6,241)	18,653	1,574	(23,363)	(9,377)
Interest on long-term debt	(162,590)	(190,529)	(4,882)	(72,310)	(430,311)
Intercompany:
Interest expense	(12,036)	(13,515)	(94,268)	119,819	—
Dividends	32,228	—	109,014	(141,242)	—
Gain on sale of other investments	16,195	—	—	7,058	23,253
Losses from investments accounted for by the equity method	—	—	(274)	(81,356)	(81,630)
Foreign exchange loss	(1,451)	(35,086)	—	(41,311)	(77,848)
Writedown of investments	(26,000)	—	—	(35,200)	(61,200)
Investment and other income (expense)	698	2,730	(3,505)	26,470	26,393
Gain on sale of subsidiaries	17,807	—	33,391	35,000	86,198
Income tax recovery (expense)	(5,315)	(6,945)	(1,713)	(29,077)	(43,050)
Non-controlling interest	—	—	—	103,211	103,211

Net income (loss) for the period	$(146,705)	$(224,692)	$39,337	$(132,301)	$(464,361)

Plant, property and equipment expenditures	$749,747	$654,457	$18,782	(2,239)	1,420,747

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission.

     Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

Audited Consolidated 2002 Financial Statements

The Company intends to file, with securities regulators in Canada and the U.S., its audited consolidated financial statements and notes thereto for the year ended December 31, 2002 and Management’s Discussion and Analysis in respect of such annual financial statements on or about February 21, 2003. Notification of such filing will be made by a press release by the Company and such statements will be made available on the Company’s Website.

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, data communications and paging through Rogers Wireless Communications Inc. and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information

Bruce M. Mann	Eric Wright
Rogers Communications Inc.	Rogers Communications Inc.
416.935.3532	416.935.3550
bmann2@rci.rogers.com	ewright@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning 12:30 p.m. ETN on February 14, 2003. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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